smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

05011827

SUPPL

11 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
08 OCTOBER TO 10 OCTOBER 2005

163	10/10/2005 : 18:07:00	Smiths Group PLC - Director/PDMR shareholding

RULES)

19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 129,822
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 280,941 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 10 OCTOBER 2005

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   DR JOHN FERRIE, CBE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 07 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 07 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 07 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
THE AWARD WILL VEST ON 07 OCTOBER 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 62,703
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 135,692 SHARES
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 10 OCTOBER 2005

DR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 07 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 07 OCTOBER 2005

- If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 07 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 07 OCTOBER 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 57,404
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 124,225 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 10 OCTOBER 2005

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 07 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury*

shares should not be taken into account when calculating percentage): N/A

16. Date issuer informed of transaction 07 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 07 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 07 OCTOBER 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 54,755
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 118,492 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 10 OCTOBER 2005

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR ALAN MATTHEW THOMSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A

14. Date and place of transaction: 07 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 07 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 07 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 07 OCTOBER 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 69,768
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 150,981 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 10 OCTOBER 2005

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account

when calculating percentage): N/A

13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 07 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 07 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 07 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 07 OCTOBER 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES - 45,224
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL AWARDS OVER 93,208 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 10 OCTOBER 2005

END

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